August 26, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9368

Attention: Mr. Andrew Blume

Re:	Mattress Firm Holding Corp.
Form 10-K for the Fiscal Year Ended January 29, 2013
Filed April 1, 2013
Form 10-Q for the Period Ended April 30, 2013
Filed June 6, 2013
File No. 001-35354

Dear Mr. Blume:

By this letter, I am confirming our conversation today pursuant to which we agreed that Mattress Firm Holding Corp. (the “Company”) will have until August 29, 2013 to respond to the above-referenced comment letter from the U.S. Securities and Exchange Commission.  As we discussed, the Company has been actively preparing its response to the comment letter and requested the additional time in order to finalize the response.

If you have questions regarding the foregoing, please contact me at 713-328-3426.

Sincerely,

/s/ Kindel L. Elam

Kindel L. Elam

Vice President and General Counsel

cc:	Ms. Jennifer Thompson, United States Securities and Exchange Commission
Mr. Jim R. Black, Mattress Firm Holding Corp.

5815 Gulf Freeway • Houston, TX • 77023 • Phone: 713-923-1090 • Fax: 713-923-1096